March 31, 2011

Frank Julian
Associate General Counsel
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

> Re: Jackson National Separate Account I
>   Jackson National Life Insurance Company
>   Initial Registration Statement on Form N-4
>   File Nos. 333-172877 and 811-8664

Dear Mr. Julian:

The staff has reviewed the above-referenced registration statement, which the Commission received on March 16, 2011. We have given the registration statement a selective review based on your representation that this filing is substantially similar to another Jackson National Life Insurance Company variable annuity product, File Nos. 333-70472, 811-8664, that was previously reviewed by the staff. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-172877.

1. **Cover Page** (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c. The statement in the first paragraph on the front cover page that the "Contract and any endorsements are the formal contractual agreement between you and the Company," implies that there may be material terms as to which the contract could contradict the prospectus and in that case prevail as a matter of federal securities law. Please revise the front cover page to remove this suggestion as well as other similar portions of the prospectus accordingly.

2. Fees and Expenses Table – Owner Transaction Expenses (p. 4-5)

Please add a statement before the 6% Contract Enhancement recapture charge schedule on pp. 4-5 that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed contract enhancement and its recapture and that the Registrant will not effect any recapture unless and until the Commission has issued an order approving the pending bonus recapture application.

3. Total Annual Fund Operating Expenses Table (p. 11)

Please update the fee table so that it only reflects fee waiver/reimbursement agreements that expire no earlier than one year after the effective date of this filing. Please also confirm that the fee table reflects fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

4. Example (p. 17)

a. Please provide an updated example and confirm that the example will reflect the most expensive contract options and will not include fee waivers unless appropriately disclosed in the total fund operating expenses table (and only for the length of waiver).

b. Please also confirm that the example will not include any incremental increase attributable to the contract enhancement that would be credited based on a $10,000 investment.

5. Contract Enhancement Recapture Charge (pp. 37-38)

Please add a statement on page 38 before the 6% Contract Enhancement recapture charge schedule that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed contract enhancement and its recapture and that the Registrant will not effect any recapture unless and until the Commission has issued an order approving the pending bonus recapture application.

6. Optional Contract Enhancements (pp. 49-52)

Please add a statement on page 49 that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed contract enhancement and its recapture and that the Registrant will not effect any recapture unless and until the Commission has issued an order approving the pending bonus recapture application.

7. Statement of Additional Information (SAI)

Please note that if the contract enhancement is reflected in non-standardized performance pursuant to Item 21 of Form N-4, then the contingent deferred sales charge must also be reflected.

8. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

9. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

10. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please respond to these comments with a letter to me and pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we
have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products